Mail Stop 4561

July 13, 2007

Raymond H. Panza
Executive Vice President, Corporate Operations
Chief Financial Officer and Secretary
SPSS Inc.
233 South Wacker Drive
Chicago, Illinois 60606

> **Re:** **SPSS, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 15, 2007**
> **File No. 333-143802**

Dear Mr. Panza:

We have limited our review of the above-referenced filing to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your documents in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that all outstanding comments relating to the Form10-K for the year ended December 31, 2006 as well as comments relating to the pending application for confidential treatment, if any, must be resolved before you seek acceleration of the effective date of the above-cited registration statement.

Selling Holders, page 14

2. Please identify the natural person or persons who have sole or shared voting and/or investment power over each of the non-public entities listed in the table.

This disclosure may be included in the footnotes to the table. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the Corporation Finance Manual of Publicly Available Telephone Interpretations, as well as interpretation I.60 of the July 1977 version of the telephone interpretations manual.

3. We note that you identified two of the selling shareholders as registered broker-dealers, namely Deutshe Bank Securities, Inc. and Wachovia Securities International, LTD. With respect to the registered broker-dealers, please disclose whether their shares were received as compensation for investment banking services or as investment shares. If the shares were received other than for compensation, the broker-dealers must be named as underwriters in the prospectus. Your statements to the effect that they "may be considered" underwriters both here and in the plan of distribution would then need to be revised to state that they are underwriters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions should be directed to Maryse Mills-Apenteng at (202) 551-3457 or, in her absence, the undersigned at (202)-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 312-706-8201
        David Schuette, Esq.
        Mayer, Brown, Rowe & Maw